

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2021

Greg C. Garland
Chairman of the Board of Directors and Chief Executive Officer
Phillips 66
2331 CityWest Boulevard
Houston, Texas 77042

   Re: Phillips 66
    Registration Statement on Form S-4
    Filed December 10, 2021
    File No. 333-261605

Dear Mr. Garland:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 10-K for the fiscal year ended December 31, 2020 have been resolved.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas G. Brandt, Esq.